Exhibit 99.42

Mayfair Gold to Participate in New Orleans Investment Conference

VANCOUVER, British Columbia, October 30, 2025 - Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSX-V:MFG; OTCQX:MFGCF) is pleased to announce that it will be participating at the 51st Annual New Orleans Investment Conference at the Hilton New Orleans Riverside November 2-5, 2025. Nicholas Campbell, CEO of Mayfair Gold Corp. will be presenting on Monday, November 3rd, from 10:50 a.m. – 11:30 a.m. Our team will be in Booth 107 and looks forward to networking with investors and attendees.

The New Orleans Investment Conference gathers some of the world’s brightest and most successful analysts, newsletter writers and investors.

About Mayfair Gold

Mayfair Gold is a well-funded Canadian gold development company focused on advancing the 100%-owned Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit hosts an Indicated Resource of 181.3 Mt grading 0.74 g/t Au for 4.3 million contained gold. Mayfair is focused on advancing Fenn-Gib through the Ontario Provincial permitting process to transition Mayfair into a new Canadian gold producer in the current gold cycle.

For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1 (855) 350-5600, info@mayfairgold.ca.